Akron Riverview Corn Processors, LLC 4808 F Avenue • Marcus, Iowa 51035 712-376-2800 phone

September 4, 2008

VIA EDGAR TRANSMISSION

Edward M. Kelly, Senior Counsel

Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Akron Riverview Corn Processors, L.L.C – Registration Statement on Form SB-2
File No. 333-141528
Request for Withdrawal

Dear Mr. Kelly:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), Akron Riverview Corn Processors, L.L.C. (the “Registrant”) hereby requests the immediate withdrawal of its Registration Statement on Form SB-2 (File No. 333-141528), together with all exhibits thereto, originally filed with the Commission on March 23, 2007, on the grounds that current market conditions do not support a public offering of the Registrant’s membership units at this time.  No securities have been offered or sold pursuant to the Registration Statement for which withdrawal is being requested.  The Registrant may undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act.

Sincerely,

/s/ Stephen G. Roe

Stephen G. Roe,
Chief Executive Officer